Exhibit 99.1

Press Contacts:
Cindy Morgan-Olson
NICE Actimize
646-408-5896
cindy.morgan-olson@actimize.com

Asia Press Contacts:
Florence Heynard
NICE Actimize
+852 g2598 3822
florence.heynard@actimize.com

 Investors:
Daphna Golden
NICE Systems Ltd.
+1 877 245 7449
ir@nice.com

NICE ACTIMIZE’S REMOTE BANKING FRAUD SOLUTION
PREVENTS FRAUD LOSSES FOR MALAYSIA’S CIMB BANK

Quick confirmed success, with 51 fraud cases detected and thwarted within first month of implementation alone

NEW YORK – July 11, 2011 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that its Remote Banking Fraud solution is successfully enabling Malaysia’s CIMB Bank to reduce fraud losses. Within the first 30 days after implementation, the Actimize Remote Banking Fraud solution detected and stopped 51 confirmed cases of fraud, preventing an estimated loss of approximately US$200,000. In addition, according to CIMB, success continues as additional numerous cases are detected and thwarted.

“CIMB Bank is constantly looking for ways to improve customer confidence while using its CIMB Clicks remote banking service. We believe that implementing the solution from NICE Actimize will instill greater confidence in our customers in banking with us online,” said Peter England, Head of Retail Financial Services at CIMB.

Partnering with Unisys to implement the solution, NICE Actimize sold the Actimize Remote Banking Fraud solution to CIMB in 2010. The implementation was completed in January 2011 and is now being used to detect fraud in online transactions targeting more than 1.5 million active customer accounts.

The Actimize Remote Banking Fraud solution provides high volume, cross-channel transaction monitoring across multiple remote channels including web, phone, mobile and more. The solution enables institutions to detect fraudulent activities with online authentication, session monitoring, transaction monitoring and other fraud detection capabilities.

“The Actimize Remote Banking Fraud solution is a valuable tool for fighting remote banking fraud patterns by quickly identifying specific types of fraud, thereby boosting return on investment and protecting the bank’s reputation,” stated Bruno Piers de Raveschoot, General Manager, Asia Pacific, NICE Actimize. “As we expand our presence throughout the Asia-Pacific region, we are pleased to confirm that we offer this enriched remote-banking fraud solution that catches fraud in real-time, prevents fraud attempts while allowing the customer to execute legitimate transactions, and efficiently balances both business fraud risk and customer impact.”

NICE Actimize, a NICE Systems company, is the world’s largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world’s largest financial institutions, including all of the top 10 banks, the company’s solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs.www.actimize.com.

About NICE Systems
NICE Systems is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: Actimize, the Actimize logo, NICE Actimize, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Orad, are based on the current expectations of the management of NICE-Systems Ltd.(the Company)only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.